                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No.  33-96716



                      Essex Hospitality Associates IV L.P.

                             Supplement No. 1 Dated
                         December 2, 1996 to Prospectus
                             Dated November 24, 1995

         THIS SUPPLEMENT IS INTENDED TO MODIFY, AND MUST BE READ IN CONJUNCTION WITH, THE PROSPECTUS OF ESSEX HOSPITALITY ASSOCIATES IV L.P. (THE "PARTNERSHIP") DATED NOVEMBER 24, 1995, AS AMENDED BY THE POST-EFFECTIVE AMENDMENT DATED AUGUST 13, 1996.


UPDATED PROPERTY INFORMATION

The Partnership acquired a site in Warwick, Rhode Island in December, 1995 upon which it intended to construct an 80-suite Homewood Suites hotel. See "THE PARTNERSHIP'S BUSINESS -- The Specified Properties -- Warwick Property" and "THE PARTNERSHIP'S BUSINESS -- Description of the Hotel Concepts." The Partnership had selected a general contractor and was prepared to start construction in the fall. In light of recent developments, including the announcement of three additional hotels proposed to be built in the Warwick market, the Partnership has elected to postpone commencement of construction until it can better assess the effect of the additional hotel rooms on the expected performance of the Partnership's Hotel. The Partnership currently is exploring its options with respect to the Warwick Property, including reducing the size of the Homewood Suites hotel, the development of other hotel brands and possible sale of the property. The Partnership anticipates making a decision within the next 90 to 120 days.

The Partnership acquired a site in Solon, Ohio in December, 1995 upon which it intends to build a 100-room Hampton Inn. See "THE PARTNERSHIP'S BUSINESS -- The Specified Properties -- Solon Property" and "THE PARTNERSHIP'S BUSINESS -- Description of the Hotel Concepts." The Partnership is in the process of selecting the general contractor and expects to start construction before the end of 1996 and open in the summer of 1997. The General Partner expects to secure External Financing, however, no External Financing source has issued a commitment to lend funds to the Partnership for construction or permanent financing of the Hotel. See "THE PARTNERSHIP'S BUSINESS" and "RISK FACTORS."

The Partnership acquired a partnership interest in Essex Glenmaura L.P. ("Essex Glenmaura") in the first quarter of 1996. See "THE PARTNERSHIP'S BUSINESS -- The Specified Properties -- The Essex Glenmaura Investment." Essex Glenmaura constructed a 120-room Courtyard by Marriott near Scranton, Pennsylvania which opened in early September, 1996. To date operating results have met the General Partner's expectations.

The General Partner is evaluating other potential sites to be acquired by the Partnership, however, it has not identified any additional property for acquisition. See "RISK FACTORS."

As of November 30, 1996, the Partnership had received gross offering proceeds of approximately $7,013,000, including $4,920,000 from the sale of Subordinated Notes and approximately $2,093,000 from the sale of Units. The Partnership currently does not have sufficient funds to complete construction of the Solon Property. Although additional funding is not assured, based on the rate funds are being raised, the timing of construction, and the expected availability of External Financing, the Partnership anticipates sufficient funds will be available to pay for construction and for future property acquisitions when required.